UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Under the Securities Exchange Act of 1934

VerifyMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92346X2062

(CUSIP Number)

Margaret Gezerlis
801 International Parkway

Fifth Floor

Lake Mary, FL 32746
(585) 736-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92346X2062	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Persons Marshall S. Geller
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 59,000 (1)
	8	Shared Voting Power 422,349 (2)
	9	Sole Dispositive Power 59,000 (1)
	10	Shared Dispositive Power 422,349 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 481,349 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1% (3)
14	Type of Reporting Person IN

(1)	Includes 7,000 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable or become exercisable within 60 days.

(2)	Includes the following held by the Geller Living Trust, dated July 26, 2002, of which Mr. Geller and his spouse are co-trustees: 63,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; 23,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; and 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc.

(3)	Based on (i) 9,392,082 shares of common stock issued and outstanding as of May 12, 2023, (ii) 70,045 shares of Common Stock underlying warrants to purchase shares of Common Stock and (iii) 23,000 shares of Common Stock underlying option to purchase shares of Common Stock.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 3 of 8 Pages

1	Name of Reporting Persons Geller Living Trust, dated July 26, 2002
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 422,349 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 422,349 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,349 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14	Type of Reporting Person OO

(1)	Includes the following held by the Geller Living Trust, dated July 26, 2002, of which Mr. Geller and his spouse are co-trustees: 63,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; 23,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; and 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc.

(2)	Based on (i) 9,392,082 shares of common stock issued and outstanding as of May 12, 2023, (ii) 63,045 shares of Common Stock underlying warrants to purchase shares of Common Stock and (iii) 23,000 shares of Common Stock underlying option to purchase shares of Common Stock.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of VerifyMe, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D give effect to the 1-for-50 reverse stock split effected by the Issuer on June 18, 2020 in connection with the Issuer’s initial public offering (“IPO”) completed on June 22, 2020.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Marshall S. Geller (“Mr. Geller”), the non-executive vice chairman of the board of directors (the “Board”) of the Issuer and the Geller Living Trust, dated July 26, 2002 (the “Trust”, and together with Mr. Geller, the “Reporting Persons”), of which Mr. Geller and his spouse are co-trustees.

(b)	The principal business address of Reporting Persons is c/o VerifyMe, Inc. 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746.

(c)	The present principal occupation of Mr. Geller is acting as a director of the Issuer. The principal business address of the Issuer is 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746. The Trust was established for the benefit of Mr. Geller’s immediate family members.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Geller is a citizen of the United States of America. The Trust was established in the State of California.

Item 3.	Source and Amount of Funds or Other Consideration

On May 12, 2023, the Reporting Persons acquired beneficial ownership of 6,000 shares of Common Stock through the following open-market purchases made by the Trust:

	Number of shares purchased	Price per share ($)	Amount paid ($)
	2,000	1.640	3,279.95
	2,000	1.620	3,240.00
	2,000	1.547	3,094.76
Total:	6,000	1.602 (weighted average price)	9,614.71

On May 17, 2023, the Reporting Persons acquired beneficial ownership of 2,000 shares of Common Stock through the following open-market purchases made by the Trust:

	Number of shares purchased	Price per share ($)	Amount paid ($)
	721	1.54	1,110.34
	1,279	1.52	1,944.08
Total:	2,000	1.527 (weighted average price)	3,054.42

CUSIP No. 92346X2062	SCHEDULE 13D	Page 5 of 8 Pages

On May 18, 2023, the Reporting Persons acquired beneficial ownership of 1,000 shares of Common Stock through the following open-market purchases made by the Trust:

Number of shares purchased	Price per share ($)	Amount paid ($)
1,000	1.44	1,440.00

All other securities reported herein were purchased with personal funds or granted as compensation for Mr. Geller’s services as non-executive vice chairman of the Board of the Issuer.

Item 4.	Purpose of Transaction

The 9,000 shares of Common Stock described in Item 3 were purchased for investment purposes. The information provided in Items 3 and 6 with respect to the 9,000 shares of Common Stock purchased is incorporated by reference herein. All other securities reported herein were acquired for investment purposes or as compensation for Mr. Geller’s services as non-executive vice chairman of the Board of the Issuer.

Mr. Geller is the non-executive vice chairman of the Board of the Issuer. In such capacity, Mr. Geller may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer’s Common Stock, or may sell or otherwise dispose of all or portions of the shares of Common Stock, if such sales and purchases would be consistent with the Reporting Persons’ investment objectives. Mr. Geller is also currently eligible to receive additional shares of Common Stock under the terms of certain equity award agreements described in Item 6. The information provided in Item 6 with respect to the equity award agreements is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, Mr. Geller may be deemed to beneficially own, in the aggregate, 481,349 shares of Common Stock of the Issuer, consisting of 52,000 shares of Common Stock held by Mr. Geller, 267,994 shares of Common Stock held by the Trust , 23,000 shares of Common Stock issuable upon the exercise of options held by the Trust that are presently exercisable, 7,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Geller that are presently exercisable, 63,045 shares of Common Stock issuable upon the exercise of warrants held by the Trust that are presently exercisable, and 68,310 vested RSUs held by the Trust that become payable, on a one-for-one basis, in shares of common stock upon separation of Mr. Geller’s service as a director, which represents approximately 5.1% of the issued and outstanding shares of Common Stock. As of the date of this Schedule 13D, the Trust may be deemed to beneficially own, in the aggregate, 422,349 shares of Common Stock of the Issuer, consisting of all of the shares set forth above in this Item 5(a) except the 52,000 shares of Common Stock held directly by Mr. Geller and 7,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Geller, which represents approximately 4.5% of the issued and outstanding shares of Common Stock.

(b)	Mr. Geller has sole voting and dispositive power over 59,000 shares of Common Stock of the Issuer. Mr. Geller and the Trust share voting and dispositive power over 422,349 shares of Common Stock of the Issuer.

(c)	On March 29, 2023, the Reporting Persons acquired beneficial ownership of 1,000 shares of Common Stock through an open-market purchase made by the Trust. The 1,000 shares of Common Stock were purchased at $1.60 per share. On March 30, 2023, the Reporting Persons acquired beneficial ownership of 1,000 shares of Common Stock through an additional open-market purchase made by the Trust. The 1,000 shares of Common Stock were purchased at $1.61 per share. Except as set forth in Item 3 and this Item 5(c), the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 6 of 8 Pages

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Geller and the Issuer are parties to Restricted Stock Unit Award Agreements pursuant to which the Issuer granted Mr. Geller an aggregate of 68,310 restricted stock units under the Issuer’s 2020 Equity Incentive Plan. These 68,310 restricted stock units have vested and are payable upon separation of Mr. Geller’s service as a director of the Issuer.

Mr. Geller and the Issuer are parties to a Restricted Stock Unit Award Agreement, dated as of April 7, 2022, pursuant to which the Issuer granted Mr. Geller an aggregate of 30,000 restricted stock units (“RSUs”) under the Issuer’s 2020 Equity Incentive Plan. The RSUs will convert into shares of the Issuer’s Common Stock on a one-for-one basis. The RSUs vest over a period of two to three years, in two tranches, depending on certain criteria being met. The RSUs were granted by the Issuer to Mr. Geller as compensation for Mr. Geller’s services as non-executive vice chairman of the Board of the Issuer

Mr. Geller and the Issuer are also parties to the stock option agreements listed below. The options were granted by the Issuer to Mr. Geller as compensation for Mr. Geller’s services as a director of the Issuer.

(1)	Stock Option Agreement dated as of May 27, 2020, pursuant to the Issuer’s 2017 Equity Incentive Plan, to purchase 3,000 shares of Common Stock with an exercise price of $5.295 per share. The option is fully vested and exercisable as of the date of this Schedule 13D and expires on May 27, 2025. Mr. Geller subsequently assigned this option to the Trust.

(2)	Stock Option Agreement dated as of January 7, 2020, pursuant to the Issuer’s 2017 Equity Incentive Plan, to purchase 10,000 shares of Common Stock with an exercise price of $3.505 per share. The option vested 100% on the grant date of January 7, 2020 and expires on January 7, 2025. Mr. Geller subsequently assigned this option to the Trust.

(3)	Stock Option Agreement dated as of January 7, 2020, pursuant to the Issuer’s 2017 Equity Incentive Plan, to purchase 10,000 shares of Common Stock with an exercise price of $3.505 per share. The option vested one-fourth on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020 and expires on January 7, 2025. Mr. Geller subsequently assigned this option to the Trust.

Mr. Geller, either directly or indirectly through the Trust, and the Issuer are also parties to the following:

(1)	Common Stock Purchase Warrant by and between the Issuer and the Trust issued on April 14, 2022 to purchase up to 31,104 shares of Common Stock at a price of $3.215 per share. This warrant is fully exercisable as of the date of this Schedule 13D and expires on October 14, 2027.

(2)	Common Stock Purchase Warrant issued to Mr. Geller on June 22, 2020 to purchase up to 31,941 shares of Common Stock at a price of $4.60 per share. This warrant is fully exercisable as of the date of this Schedule 13D and expires on June 22, 2025. Mr. Geller subsequently assigned this warrant to the Trust.

(3)	Common Stock Purchase Warrant purchased by Mr. Geller on June 22, 2020 to purchase up to 7,000 shares of Common Stock at a price of $4.60 per share. This warrant is fully exercisable as of the date of this Schedule 13D and expires on June 22, 2025.

Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 7 of 8 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1*	Joint Filing Agreement among the Reporting Persons
99.2	Form of Restricted Stock Unit Award Agreement (Non-Employees) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.4 to the Issuer's Quarterly Report on 10-Q filed for the quarter ended March 31, 2021)
99.3	Form of Director Non-Qualified Stock Option Agreement (immediate vesting) (incorporated herein by reference from Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
99.4	Form of Director Non-Qualified Stock Option Agreement (quarterly vesting) (incorporated herein by reference from Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
99.5	Form of Common Warrant (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 18, 2022)
99.6	Form of Common Stock Purchase Warrant (incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-234155) filed on May 22, 2020)

* Filed herewith

CUSIP No. 92346X2062	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

MARSHALL S. GELLER

By:	/s/ Marshall S. Geller
Marshall S. Geller

GELLER LIVING TRUST, DATED JULY 26, 2002

By:	/s/ Marshall S. Geller
Marshall S. Geller
Trustee

By:	/s/ Patricia Geller
Patricia Geller
Trustee